EXHIBIT 99.1

NXT Energy Solutions Confirms New AGM Date and Announces Refiling of Q1 MD&A

CALGARY, Alberta, May 17, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD) (OTC QB:NSFDF) confirms that its annual and special shareholder meeting (the “AGM”) was convened this morning and then adjourned until June 7, 2018 without conducting any substantive business.  As previously announced, the purpose of the adjournment is provide shareholders additional time to read and consider the new information provided in the addendum (“IC Addendum”) to its Information Circular – Proxy Statement dated April 5, 2018 (“Circular”) which was filed on SEDAR today and will be made available on EDGAR.  The major items addressed in the IC Addendum are described below.  The Company also announced that it has re-filed its Management’s Discussion and Analysis for the quarter ended March 31, 2018 to correct a date entry error in the “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” section.  The date was entered as March 31, 2017.  The correct date is March 31, 2018.

Contents of Proxy Circular Addendum

The Company has filed the IC Addendum to update disclosure regarding plans for closing of a three-tranche private placement of 10,905,212 units of the Company (the “Units”) at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416 (“Private Placement”) to Alberta Green Ventures Limited Partnership.  This disclosure includes amending the shareholder resolution related to the creation of a new “Control Person” upon completion of the Private Placement to include the approval of the extension of the $0.924 per Unit price protection until June 15, 2018, as described in the Company’s news release earlier today.

In addition, the IC Addendum includes supplementary information regarding executive and director compensation and an update on the independence of one board member.  The IC Addendum has been filed in Canada on SEDAR at www.sedar.com and will be made available in the United States on EDGAR at www.sec.gov/edgar.  Important information and voting instructions are contained in the IC Addendum and all shareholders are encouraged to review it carefully in advance of the AGM.

The following are the key disclosure items in the IC Addendum which clarify, supplement or correct disclosure in the Circular:

  Cash Bonus Plan.  The Company clarifies how it dealt with cash flow from operations targets in 2017 for the purposes of determining cash bonus compensation.
  Summary Compensation Table.  The table is updated to remove other compensation attributed Mr. Selby as this was received in relation to his duties as lead Director of the Company’s board.
  Incentive Plan Awards.  The table is updated to correct the expiry dates for two of the option grants included in the table.
  Compensation of Directors.  The table is updated to reflect additional compensation received by Mr. Selby for role as the lead Director.
  Status of Independent Directors.  The IC Addendum discloses that, upon a re-evaluation of the facts surrounding Mr. Selby’s interim assumption of certain CFO duties, the Company’s board of directors has determined that it is necessary to now consider Mr. Selby to not be an independent director (as defined in National Instrument 52-110 Composition of the Audit Committee) and explains the reasons this determination. The Company’s board is of the view that the CFO activities undertaken by Mr. Selby and the compensation paid to him in connection with such activities, did not constitute a material relationship with the Company and the board continues to have confidence in the independent judgement of Mr. Selby. However, NI 52-110 provides that despite the views of a board on the independence of a person, any person who has been within the last three years an employee or executive officer of the issuer is deemed to have a material relationship with the issuer and therefore is not independent. The IC Addendum notes that the Company is considering applying to the Canadian Securities Regulators for an exemption from the Instrument in respect of the effect of Mr. Selby’s activities on his independence, but unless such an exemption is granted, the Company does and will consider Mr. Selby to not be an independent director.  The IC Addendum also explains the consequences of this determination to the Company’s non-compliance with NI 52-110 respecting the constitution of its Audit Committee and its plan for remediation.  The board has expressed appreciation to Mr. Selby for his contributions in assisting the Company during the recent important transition to a new CFO.
  Recent Developments: Corporate Cease Trade Orders.  In addition to the disclosure set forth in the Circular under the heading “Corporate Cease Trade Orders or Bankruptcies”, the IC Addendum notes the following: A cease trade order has been issued by the Alberta Securities Commission on May 4, 2018 against Montana Exploration Corp. (“MEC”) for failing to file its annual audited financial statements, annual management’s discussion and analysis and certification of annual filings within the required time period.  Charles Selby is the Chief Executive Officer of MEC.  The TSX Venture Exchange has announced that upon revocation of the Cease Trade Order, MEC’s shares will remain suspended until the company meets TSX Venture Exchange requirements.

In addition, the IC Addendum contains the following, which was omitted from the Circular:

  A performance graph showing NXT’s cumulative total shareholder return over the five most recently completed financial years compared to the cumulative total return compared to the S&P/TSX Composite Index, the S&P/TSX Capped Energy Index and the S&P/TSX Venture Composite Index.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz President & CEO +1-403-206-0800 nxt_info@nxtenergy.com www.nxtenergy.com	Mr. Jakub Brogowski Chief Financial Officer +1-403-206-0807 nxt_info@nxtenergy.com www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the satisfaction of all required conditions (including regulatory and shareholder approvals) for completion of the Private Placement, the completion of the second and third tranches of the Private Placement, and the planned timing of the AGM.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent MD&A for the period ended March 31, 2018, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.